

September 14, 2022

Mark Porter
Chief Executive Officer
HIGH WIRE NETWORKS, INC.
980 North Federal Highway
Suite 304
Boca Raton, Florida 33432

> **Re: HIGH WIRE NETWORKS, INC.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **Form 10-Q for the Quarter Ended June 30, 2022**
> **Filed August 15, 2022**
> **File Number 000-53461**

Dear Mr. Porter:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021, Filed on April 15, 2022

Management's Discussion and Analysis
Results of Operations, page 33

1. We note from your disclosure on page 27 that you have four operating units and you primarily provide two types of services. With a view to improved disclosure tell us your consideration of the segment and subdivision information disclosure guidance provided by Item 303(b) of Regulation S-K.

Financial Statements
2. Significant Accounting Policies
Revenue Recognition
Performance Obligations, page F-15

2. We note that you recognize construction contract revenues "when the work is complete and the customer has approved the work" rather then when control of the construction work is transferred to your customers. Tell us and disclose, in accordance with ASC 606-10-50-19, the significant judgements made in evaluating when your customers obtain control of your construction projects.

3. Please also tell us and provide the disclosures required by ASC 606-10-50-20 regarding transaction price and amounts allocated to performance obligations.

Disaggregation of Revenues, page F-16

4. Please provide disaggregated revenue disclosure by *service type* and by *timing of transfer of goods and services* consistent with your policies described here and on page 30, as required by ASC 606-10-50-5. Report revenues from external customers for each product and service or each group of similar products and services in accordance with ASC 280-10-50-40. Otherwise please advise.

16. Segment Disclosures, page F-41

5. Provide the segment goodwill disclosures required by ASC 350-20-50-1.

Form 10-Q for the Quarter Ended June 30, 2022 filed on August 15, 2022

Financial Statements
2. Significant Accounting Policies
Revenue Recognition
Contract Types, page 10

6. We note your acquisition of Secure Voice Corp (SVC), a wholesale telecommunications network provider, on November 4, 2021. Explain for us whether your telecommunications network revenues are material and, if so, update your disclosures to clarify the nature of these revenues and their underlying contracts. Clarify how you classify such telecommunication revenues by type and provide appropriate disaggregated revenue disclosure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Dan Sullivan